UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a minute of the Board of Directors of Grupo Supervielle S.A. submitted to the Comisión Nacional de Valores (CNV) on June 6, 2017.

MINUTE No. 487: In the Autonomous City of Buenos Aires, on June 5, 2017 at 16:00 pm, the members of the Board of Directors of GRUPO SUPERVIELLE S.A. (the “Company”) signing hereinafter are summoned. A member of the Surveillance Committee is present at this meeting. The Meeting is chaired by Mr. Julio Patricio Supervielle. Mr. Chairman declares this Board of Directors’ meeting duly convened with sufficient quorum and invites the Board members to address the following items of the Agenda.

1.	Summon of the Ordinary and Extraordinary General Shareholders’ Meeting

Mr. Chairman takes the floor and states that considering the growth of Grupo Supervielle above the industry rates since its IPO launching in 2016 and given the acceleration in the forecasts of loan demand which exceed our original projections, the consolidation of the financial system and the current context of the domestic and international capital markets, and with the purpose of generating sufficient funds to position Grupo Supervielle as a leading entity in the market, funding the loan expansion and taking advantage of opportunities that may result from the financial industry’s consolidation process, it is convenient to submit to the consideration of the shareholders of Grupo Supervielle a capital increase through a new public offering of shares. To such ends, the process will include the filing with the regulators of an application to obtain authorization for the public offering of ordinary, registered, Class B shares of the Company and their placement and listing, both in the Argentine Republic and abroad.

Mr. Chairman also states that with the purpose of carrying out such offering the shareholders’ meeting shall approve a capital increase of up to AR$145,000,000 (ONE HUNDRED FORTY-FIVE MILLION ARGENTINE PESOS), through the issuance (in one or more tranches as eventually agreed upon) of up to 145,000,000 new ordinary, registered, Class B shares of a nominal value of AR$1 (one Argentine peso) each and of 1 (one) vote per share, entitled to receive dividends and any other amounts due as from the date of the issuance and in equal conditions than the rest of the Class B shares outstanding at that time (the “New Shares”). The proposed capital increase will account for an increase of up to 39.86% over the Company’s current capital stock, notwithstanding that such percentage will be up to 39% once the process of approval and issuance of the Pending Shares (as defined below) is completed.

In turn, Mr. Chairman states that upon the approval of the capital increase by Class A shareholders and Class B shareholders at the special meetings to be held by each class (given the fact that the capital increase will result in a change in the existing proportionality between Class A and Class B ordinary shares), both shareholders of Class A shares and shareholders of Class B shares will be entitled to exercise their preemptive rights and accretion rights as stated by article 194 of Law No. 19,550 and its amendments and complementary (the “General Corporations Act”) on the New Shares to be issued as a result of the capital stock increase to be authorized. Given the aforementioned, it is convenient to submit to the consideration of the shareholders’ meeting a reduction in the term for the exercise of the preemptive rights and the accretion rights up to a minimum legal 10-day term, entitling the Board of Directors to, at its sole discretion, reduce such term otherwise provided the resulting term should be longer than the legal minimum term.

Likewise, Mr. Chairman states it is still pending the authorization by the Argentine Securities Exchange Commission (“ASEC”) of the public offering of up to 8,032,032 new common, registered, Class B shares resulting from the capital increase passed by the shareholders’ meeting held on April 27, 2017 in virtue of the contribution-in-kind made by Julio Patricio Supervielle as part of a stock holding reorganization process within the economic group (the “Pending Shares”). It is worth to be mentioned that, therefore, shares representative of such increase have not been subscribed nor issued as of the date of this meeting. Mr. Chairman points out that given the aforementioned and pursuant to provisions set by the General Corporations Act and applicable regulations issued by the ASEC (i) New Shares shall not be issued until shares resulting from the previous increase are subscribed after the relevant approval issued by the ASEC and (ii) the ASEC shall not authorize the public offering of New Shares until the previous capital increase has been registered in the relevant Public Register of Commerce, following their subscription. Without prejudice of the aforementioned, Mr. Chairman states that there is nothing that prevents the approval of the capital increase proposed hereof in order to initiate the relevant public offering authorization process for the New Shares as soon as possible, thus enabling the Company to meet all requirements for the issuance of such shares once all the aforementioned requirements of the previous capital increase are met.

Finally, Mr. Chairman states that the meeting will consider a delegation of additional powers to this Board of Directors so as to fulfill all proposed goals, both in virtue of the proposed capital stock increase, such as the definition of share issuance conditions that have not been defined by the Meeting, the authorizations for the public offering and listing and negotiation before relevant regulatory agencies both in Argentina and abroad and the submission of all necessary documentation, among others.

In virtue of the aforementioned and put to vote by the Board of Directors, it is unanimously decided that proposals posed by Mr. Chairman shall be passed and that an Ordinary and Extraordinary General Shareholders’ Meeting of the Company shall be held on July 7, 2017, at 3:00 p.m. at the corporate offices at Bartolomé Mitre 434, 6th floor, of the City of Buenos Aires, in order to consider the following AGENDA:

1)	APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTE.

2)	INCREASE OF THE CORPORATE CAPITAL OF GRUPO SUPERVIELLE S.A. IN THE AMOUNT OF UP TO A NOMINAL VALUE OF AR$145.000.000 (ONE HUNDRED FORTY-FIVE MILLION ARGENTINE PESOS), THROUGH THE ISSUANCE OF UP TO 145,000,000 (ONE HUNDRED FORTY-FIVE MILLION) OF NEW COMMON, REGISTERED, CLASS B SHARES OF 1 (ONE) VOTE PER SHARE AND NOMINAL VALUE OF AR$1 (ONE ARGENTINE PESO) EACH AND ENTITLED TO RECEIVE DIVIDENDS ON AN EQUAL BASIS TO COMMON, REGISTERED, CLASS B SHARES IN CIRCULATION AT THE TIME OF ISSUANCE, TO BE OFFERED BY PUBLIC SUBSCRIPTION IN ARGENTINA OR ABROAD. DETERMINATION OF THE PARAMETERS WITHIN WHICH THE BOARD OF DIRECTORS WILL ESTABLISH THE ISSUE PREMIUM.USE OF PROCEEDS.

3)	REDUCTION OF THE TERM FOR THE EXERCISE OF THE PRE-EMPTIVE RIGHTS AND ACCRETION RIGHTS FOR THE SUBSCRIPTION OF THE NEW COMMON, REGISTERED, CLASS B SHARES UP TO THE MINIMUM OF TEN (10) DAYS PURSUANT TO ARTICLE 194 OF THE GENERAL CORPORATIONS LAW NO. 19,550 AND ITS AMENDMENTS, AUTHORIZING THE BOARD OF DIRECTORS, IF IT DEEMS IT APPROPRIATE, TO REDUCE IT OTHERWISE PROVIDED THAT THE RESULTING TERM IS GREATER THAN THE LEGAL MINIMUM.

4)	APPLICATION FOR THE AUTHORIZATION TO MAKE A PUBLIC OFFERING IN THE CAPITAL MARKETS IN ARGENTINA AND/OR ABROAD THAT THE BOARD OF DIRECTORS MAY DETERMINE IN A TIMELY MANNER (USING, AS APPROPRIATE, THE REGISTRATION MECHANISM OF THE SECURITIES OF THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE UNIVERSAL “SHELF” CONTEMPLATED IN THE REGULATIONS OF SAID ENTITY) AND LISTED IN THE BOLSAS Y MERCADOS ARGENTINOS S.A., MERCADO ABIERTO ELECTRÓNICO S.A., THE NEW YORK STOCK EXCHANGE AND/OR STOCK EXCHANGE AND/OR MARKETS IN ARGENTINA OR ABROAD THAT THE BOARD OF DIRECTORS MAY ALSO DETERMINE;

5)	DELEGATION TO THE BOARD OF DIRECTORS OF THE NECESSARY POWERS FOR (I) THE IMPLEMENTATION OF THE CAPITAL INCREASE AND THE DETERMINATION OF THE CONDITIONS OF THE ISSUANCE NOT ESTABLISHED BY THE SHAREHOLDERS’ MEETING, INCLUDING, WITHOUT LIMITATION, THE DATE OF ISSUANCE OF THE SHARES REPRESENTING THE INCREASE, THE AMOUNT OF THE ISSUANCE, THE FORM OF INTEGRATION, THE SPECIFIC USE OF PROCEEDS TO BE GIVEN TO THE FUNDS RAISED IN THE PUBLIC OFFERING, THE DETERMINATION OF THE DATE OF COMMENCEMENT AND TERMINATION OF THE TERM OF PREFERENTIAL SUBSCRIPTION AND ACCRETION AND AUTHORIZATION TO THE BOARD OF DIRECTORS TO RESOLVE, IF NECESSARY, AN ADDITIONAL INCREASE OF UP TO 15% THE NUMBER OF SHARES AUTHORIZED IN CASE OF OVERSUBSCRIPTION, BY VIRTUE OF ARTICLE 62 OF THE CAPITAL MARKETS LAW NO. 26,831, AMONG OTHER ISSUES TO BE DETERMINED, (II) THE APPLICATION FOR THE PUBLIC OFFERING AND THE LISTING OF THE SHARES (OR CERTIFICATES REPRESENTING THEM) TO BE ISSUED IN ACCORDANCE WITH THE CAPITAL INCREASE PREVIOUSLY RESOLVED TO THE NATIONAL SECURITIES COMMISSION, THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA, BOLSAS Y MERCADOS ARGENTINOS S.A., MERCADO ABIERTO ELECTRÓNICO S.A., THE NEW YORK STOCK EXCHANGE AND/OR STOCK EXCHANGE AND/OR MARKETS OF ARGENTINA OR ABROAD THAT THE BOARD OF DIRECTORS DETERMINES, (III) THE ENTERING INTO ALL KIND OF AGREEMENTS WITH LOCAL AND/OR FOREIGN FINANCIAL INSTITUTIONS IN ORDER FOR THEM TO SUBSCRIBE AND INTEGRATE SUCH SHARES FOR THEIR PLACEMENT IN THE LOCAL AND/OR FOREIGN MARKET AND TO PERFORM ALL NECESSARY AND/OR APPROPRIATE ACTIONS IN ORDER TO IMPLEMENT THE RESOLUTIONS ADOPTED BY THE PRESENT SHAREHOLDERS’ MEETING, (IV) IF NECESSARY, THE EXTENSION AND/OR AMENDMENT OF THE CURRENT AMERICAN DEPOSITARY RECEIPTS PROGRAM BETWEEN THE COMPANY AND THE BANK OF NEW YORK MELLON AS DEPOSITARY, REPRESENTATIVE OF THE AMERICAN DEPOSITARY SHARES AND DELEGATION TO THE BOARD OF DIRECTORS OF THE DETERMINATION OF ITS TERMS, CONDITIONS AND SCOPE, AND (V) THE IMPLEMENTATION OF OTHER DECISIONS ADOPTED BY THIS SHAREHOLDERS’ MEETING WITH RESPECT TO ITEMS 2, 3 AND 4 OF THE AGENDA. AUTHORIZATION TO THE BOARD OF DIRECTORS TO SUBDELEGATE THE AFOREMENTIONED POWERS TO ONE OR MORE DIRECTORS AND/OR MANAGERS OF THE COMPANY, IN ACCORDANCE WITH THE PROVISION OF THE RULES OF THE ARGENTINE SECURITIES EXCHANGE COMMISSION.

6)	AUTHORIZATION TO CARRY OUT THE NECESSARY PROCEDURES AND FILINGS TO OBTAIN THE APPROVALS, ADMINISTRATIVE CONFORMITIES AND REGISTRATIONS, IN ACCORDANCE WITH THE RESOLUTIONS ADOPTED HEREBY.

Note 1: In considering topics referred to in 3, 4 and 5 of the Agenda, the shareholders’ meeting will be held as an extraordinary meeting.

Note 2: The shareholders are reminded that, in order to attend the shareholders’ meeting, they shall deposit the certificates of the accounts of the registered shares issued for such purpose by Caja de Valores, for their registration in the Book of Attendance until July 3rd, 2017 inclusive, between 10:00 am and 5:00 pm  in  Bartolomé Mitre 434, 6th floor, Buenos Aires.

Note 3: Pursuant to article 22 Chapter II, Title II of the Rules of the Argentine Securities Exchange Commission (2013), at the time of the registration to participate in the shareholders’ meeting, the owner of the shares shall: (i) provide the following information: name and last name or full corporate name, type and number of ID document of the natural persons or registration information of the legal entities with express indication of the Registry where they are registered and of their jurisdiction and domicile with indication of whether they are natural persons or legal entities. The same information shall be provided in the case of those who attend the meeting as representative of a shareholder; and (ii) the shareholders who are trusts, foundations or any similar legal entity shall present the documentation required by article 26 of Chapter II, Title II of the Rules of the National Securities Commission, as well as companies incorporated abroad, which shall be registered with the respective Public Registry in the terms of articles 118 or 123 of Law No. 19,550 and its amendments, as appropriate.

Note 4: The documentation to be considered by the shareholders’ meeting is available to the shareholders: i) at the Legal Office, located at Bartolomé Mitre 434, 6th floor, East Side, of the City of Buenos Aires; and ii) via e-mail to AsuntosSocietarios@supervielle.com.ar.

2.       Call to new Board of Directors’ meeting

Mr. Chairman informs that the next Board’s meeting will be called through the usual means under the terms and conditions provided by applicable law.

In absence of additional matters to address, this meeting is deemed closed at 5:00 pm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 6, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer